

March 23, 2020

Prat Bhatt
SVP, Chief Accounting Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

> **Re: Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 27, 2019**
> **Filed on September 5, 2019**
> **Form 8-K filed February 12, 2020**
> **File No. 000-18225**

Dear Mr. Bhatt:

We have limited our review of your filing to the financial statement and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on February 12, 2020

Ex-99.1 CISCO REPORTS SECOND QUARTER EARNINGS , page 1

1. In your earnings press release, we note your presentation of Non-GAAP Diluted Earnings per Share. Please address the following:

    • Please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, Diluted EPS, in a more prominent manner, such as a tabular presentation, in accordance with Item 10(e)(1)(i) of Regulation S-K.
    • We note you provide a summary statement that Non-GAAP EPS increased 5% year over year without equally prominent disclosure of the comparable GAAP EPS measures. Please revise accordingly. Reference is made to Question 102.10 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
    • Please revise your future non-GAAP presentations, including disclosures filed in quarterly earnings releases on Form 8-K, accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson, Senior Advisor, at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology